SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated October 29, 2015

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐   No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐   No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐   No: ☒

STOCK EXCHANGE RELEASE October 29, 2015

Nokia announces EUR 7 billion program to optimize capital structure and accelerates EUR 900 million synergy target, ahead of planned public exchange offer for Alcatel-Lucent securities

Nokia Corporation
Stock exchange release
October 29, 2015 at 08:01 (CET+1)

Nokia announces EUR 7 billion program to optimize capital structure and accelerates EUR 900 million synergy target, ahead of planned public exchange offer for Alcatel-Lucent securities

Espoo, Finland - Nokia today announced a planned EUR 7 billion program to optimize Nokia’s capital structure and return excess capital to shareholders. This program would consist of approximately EUR 4 billion in shareholder distributions and approximately EUR 3 billion of de-leveraging. In addition, Nokia today accelerated its annual operating cost synergy target related to the Alcatel-Lucent transaction. Nokia now targets to achieve approximately EUR 900 million of operating cost synergies in full year 2018, compared to its earlier target to achieve approximately EUR 900 million of operating cost synergies in full year 2019.

“Nokia is approaching the opening of its public exchange offer for Alcatel-Lucent securities from a position of strength,” said Rajeev Suri, Nokia President and CEO. “We announced strong third quarter results today and raised our outlook for the full year performance of Nokia Networks. I believe that our performance, combined with the announcement of a new capital structure optimization program and accelerated synergy target, will give Alcatel-Lucent shareholders confidence in exchanging their securities for shares of Nokia.”

By combining with Alcatel-Lucent, Nokia expects to create an innovation leader in next generation technology and services for an IP connected world. After the closing of the exchange offer, Nokia’s Networks business would be conducted through four business groups that would provide an end-to-end portfolio of products, software and services: Mobile Networks, Fixed Networks, Applications & Analytics and IP/Optical Networks. Alongside these, Nokia Technologies would continue to operate as a separate business group with a clear focus on licensing and the incubation of new technologies. Each business group would be positioned for clear leadership in its particular market — with exceptional assets and unparalleled capabilities to accelerate industry innovation while creating long-term value for shareholders.

Planned EUR 7 billion capital structure optimization program

Following the closing of the proposed transaction, Nokia expects to have a strong balance sheet, with the financial resources to enable investments in next generation solutions and services over the long-term.

Nokia’s Board of Directors has conducted a thorough analysis of Nokia’s potential long-term capital structure requirements, and is today announcing plans for a two-year, EUR 7 billion program to optimize the efficiency of Nokia’s capital structure, subject to the closing of the Alcatel-Lucent and HERE transactions, as well as the conversion of all Nokia and Alcatel-Lucent convertible bonds. This comprehensive capital structure optimization program would focus on shareholder distributions and de-leveraging, while maintaining Nokia’s financial strength.

The program would consist of the following components:

•                  Shareholder distributions of approximately EUR 4 billion, calculated assuming ownership of all outstanding shares of Alcatel-Lucent and conversion of all Nokia and Alcatel-Lucent convertible bonds:

•                  Planned ordinary dividend payments, as follows:

•                  A planned ordinary dividend for 2015 of at least EUR 0.15 per share, subject to shareholder approval in 2016; and

•                  A planned ordinary dividend for 2016 of at least EUR 0.15 per share, subject to shareholder approval in 2017;

•                  A planned special dividend of EUR 0.10 per share, subject to shareholder approval in 2016; and

•                  A planned two-year, EUR 1.5 billion share repurchase program, subject to shareholder approval in 2016.

•                  De-leveraging of approximately EUR 3 billion:

•                  Planned reduction of interest bearing liabilities of the combined company by approximately EUR 2 billion; and

•                  Planned reduction of debt-like items of the combined company by approximately EUR 1 billion in 2016.

“We are committed to effective deployment of capital to drive ongoing value creation,” said Timo Ihamuotila, Executive Vice President and Group Chief Financial Officer. “We believe our planned EUR 7 billion capital structure optimization program would enable the combined company to make swift and orderly progress towards a more efficient capital structure, in alignment with the long-term interests of the shareholders of the combined company. Longer-term, we continue to target an investment grade credit rating, which would further affirm Nokia’s competitive strength.”

Synergy target accelerated to EUR 900 million in 2018

On April 15, 2015, in conjunction with the announcement of the Alcatel-Lucent transaction, Nokia announced that the combined company would target approximately EUR 900 million of annual operating cost synergies to be achieved on a full year basis in 2019. This target assumed the closing of the transaction in the first half of 2016.

Today, Nokia announced an accelerated target of approximately EUR 900 million of annual operating cost synergies to be achieved on a full year basis in 2018, relative to the combined non-IFRS results of Nokia and Alcatel-Lucent for full year 2015. This target is now subject to the closing of the transaction in the first quarter 2016. The associated restructuring costs are expected to be slightly higher than EUR 900 million, and the related cash outflow is expected to be approximately EUR 900 million.

The operating cost synergies are expected to be derived from a wide range of initiatives related to operating expenses and cost of sales, including:

•                  Streamlining of overlapping products and services, particularly within the planned Mobile Networks business group;

•                  Rationalization of regional and sales organizations;

•                  Rationalization of overhead, particularly within manufacturing, supply-chain, real estate and information technology;

•                  Reduction of central function and public company costs; and

•                  Procurement efficiencies, given the combined company’s expanded purchasing power.

The operating cost synergies are expected to create a structural cost advantage and foster a corporate culture that emphasizes execution excellence. This strong foundation would enable the long-term investments that are essential to achieve the combined company’s strategic objectives, serve the changing needs of customers and lead the next wave of technological change in the industry.

About Nokia

By focusing on the human possibilities of technology, Nokia embraces the connected world to help people thrive. Our three businesses are leaders in their fields: Nokia Networks provides broadband infrastructure, software and services; HERE provides mapping, navigation and location intelligence; and Nokia Technologies provides advanced technology development and licensing. http://www.nokia.com/

Media Enquiries:

Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements that reflect Nokia’s and Alcatel-Lucent’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions. These forward-looking statements include statements relating to the conditions to closing, expected settlement date of the exchange offer, profile, structure and organization of the combined company, potential synergies, capital structure optimization program, shareholder distributions, planned deleveraging, potential value creation, planned capital structure enhancements and plans to achieve investment grade credit rating. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include the ability of the parties to obtain the necessary stock exchange clearances to open the public exchange offers, minimum tender acceptances, inability to achieve targeted synergies and projections, shareholder approval to close, consummation of the pending transaction and ability to implement the capital structure optimization program.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel Lucent have filed with the U.S. Securities and Exchange Commission (“SEC”). Any forward-looking statements made in this release are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This release relates to the proposed public exchange offer by Nokia to exchange all of the ordinary shares, American Depositary Shares (“ADSs”) and convertible securities issued by Alcatel Lucent for new ordinary shares and ADSs of Nokia. This release is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, any ordinary shares, ADSs or convertible securities of Alcatel Lucent, nor is it a substitute for the Tender Offer Statement on Schedule TO or the Preliminary Prospectus / Offer to Exchange included in the Registration Statement on Form F-4 (the “Registration Statement”), a preliminary draft of which was filed by Nokia with the SEC on August 14, 2015 (as amended on October 22, 2015), the Solicitation / Recommendation Statement on Schedule 14D-9 to be filed by Alcatel Lucent with the SEC, the listing prospectus of Nokia filed by Nokia with and approved by the Finnish Financial Supervisory Authority on October 23, 2015 or the offer document (note d’information) to be filed by Nokia with, and which is subject to the review of, the French Autorité des marchés financiers (“AMF”) or the response document (note en réponse) to be filed by Alcatel Lucent with the AMF (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The proposed exchange offer will be made only through the Exchange Offer Documents.

The making of the proposed exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed exchange offer. Other than the preliminary draft of the Registration Statement, the Exchange Offer Documents have not yet been filed with appropriate regulators, including the SEC. The tender offer will be made only through the Exchange Offer Documents.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED EXCHANGE OFFER.

The information contained in this release must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Nokia and Alcatel Lucent do not accept any responsibility for any violation by any person of any such restrictions.

The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel Lucent with the SEC, as applicable, including the preliminary Registration Statement, are or will be available free of charge at the SEC’s website (www.sec.gov).

Once the public exchange offer has been filed by Nokia and approved by the AMF, Nokia’s offer document (note d’information) and Alcatel Lucent’s response document (note en réponse), containing detailed information with regard to the French public exchange offer, will be available on the websites of the AMF (www.amf-france.org), Nokia (www.nokia.com) and Alcatel Lucent (www.alcatel-lucent.com).

Enclosures:

Nokia stock exchange release dated October 29, 2015: Nokia announces EUR 7 billion program to optimize capital structure and accelerates EUR 900 million synergy target, ahead of planned public exchange offer for Alcatel-Lucent securities

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2015	Nokia Corporation

	By:	/s/ Riikka Tieaho
Name: Riikka Tieaho
Title: Vice President, Corporate Legal